                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                              (AMENDMENT NO. 5)(1)

                                UTI ENERGY CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   903387 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

               MARK S. SIEGEL C/O REMY CAPITAL PARTNERS III, L. P.
              1801 CENTURY PARK EAST, LOS ANGELES, CALIFORNIA 90067
                                 (310) 843-0050

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 19, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



--------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 903387 10 8                                         PAGE 2 OF 10 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Remy Capital Partners III, L. P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [X]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           6,029,524
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    6,029,524
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,029,524
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------
*See Item 5 herein.

                                  SCHEDULE 13D

CUSIP NO. 903387 10 8                                         PAGE 3 OF 10 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    REMY INVESTORS AND CONSULTANTS, INCORPORATED
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [X]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           6,029,524
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    6,029,524
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,029,524
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]

      N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------
*See Item 5 herein.

                                  SCHEDULE 13D

CUSIP NO. 903387 10 8                                         PAGE 4 OF 10 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    MARK S. SIEGEL
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [X]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           7,019,857
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    7,019,857
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,019,857
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]

      N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------
*See Item 5 herein.

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

ITEM 1.  SECURITY AND ISSUER

                  No change since Amendment No. 4 to Schedule 13D was filed on October 15, 1997 ("No Change").

ITEM 2.  IDENTITY AND BACKGROUND

                  No Change, except that Cathy R. Siegel is no longer Vice President of Remy Investors and Consultants, Incorporated ("Remy Investors"). All references to "Cathy R. Siegel" in form 2(b)-(f) of Amendment No. 4 to
Schedule 13D are deleted.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On August 12, 1998, the Board of Directors of UTI Energy Corp., a Delaware corporation (the "Company"), approved the grant of repriced options to Mark S. Siegel to purchase 135,000 shares and, subject to vesting, 250,000 shares of common stock, par value $.001 per share (the "Common Stock"), of the Company at $9.875 per share pursuant to the Amended and Restated 1996 Employee Stock Option Plan and the Amended and Restated 1997 Long-Term Incentive Plan (the "1997 Plan"), respectively.

                  On April 26, 1999, the Board of Directors of the Company approved the grant of an option to Mark S. Siegel to purchase 90,000 shares, subject to vesting, of Common Stock at $9.8125 per share pursuant to the 1997 Plan.

                  On September 14, 2000, the Company announced a two-for-one stock split of the Common Stock, in the form of a stock dividend of one share of Common Stock for each outstanding share of Common Stock to be issued on October 3, 2000 to stockholders of record on September 25, 2000.

ITEM 4.  PURPOSE OF TRANSACTION

                  No Change, except the last sentence of the introductory paragraph to Item 4 of Amendment No. 4 should be deleted and substituted with the following:

                  On July 28, 2000, the Company filed a Registration Statement on Form S-3 (No. 333-42576) (the "Registration Statement") to register, among other securities, 2,300,000 shares of the Company's Common Stock to be offered by Remy Capital Partners III, L.P. ("Remy Capital"), options to purchase 132,000 shares of Common Stock held by Remy Investors and the 132,000 shares of Common Stock underlying such options. Remy Capital and Remy Investors may sell from time to time the securities registered under the Registration Statement; and has sold some of the securities registered under the Registration Statement (see
Item 5(c) below).

         (a) THE ACQUISITION BY ANY PERSON OF ADDITIONAL SECURITIES OF THE ISSUER, OR THE DISPOSITION OF SECURITIES OF THE ISSUER;

                  Reporting Person (as that term is defined in Amendment No. 4 to Schedule 13D filed on October 15, 1997) may sell from time to time those securities registered under the Registration Statement.

         (b) AN EXTRAORDINARY CORPORATE TRANSACTION, SUCH AS A MERGER, REORGANIZATION OF LIQUIDATION, INVOLVING THE ISSUER OR OF ANY OF ITS SUBSIDIARIES;

                  Reporting Person has no present intention, plan, or proposal with respect to this paragraph.

         (c) A SALE OR TRANSFER OF A MATERIAL AMOUNT OF ASSETS OF THE ISSUER OR ANY OF ITS SUBSIDIARIES;

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (d) ANY CHANGE IN THE PRESENT BOARD OF DIRECTORS OR MANAGEMENT OF THE ISSUER, INCLUDING ANY PLANS OR PROPOSALS TO CHANGE THE NUMBER OR TERM OF DIRECTORS OR TO FILL ANY EXISTING VACANCIES ON THE BOARD;

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (e) ANY MATERIAL CHANGE IN THE PRESENT CAPITALIZATION OR DIVIDEND POLICY OF THE ISSUER;

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (f) ANY OTHER MATERIAL CHANGE IN THE ISSUER'S BUSINESS OR CORPORATE STRUCTURE, INCLUDING BUT NOT LIMITED TO, IF THE ISSUER IS A REGISTERED CLOSED-END INVESTMENT COMPANY, ANY PLANS OR PROPOSALS TO MAKE ANY CHANGES IN THE INVESTMENT POLICY FOR WHICH A VOTE IS REQUIRED BY SECTION 13 OF THE INVESTMENT COMPANY ACT OF 1940;

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.


         (g) CHANGES IN THE ISSUER'S CHARTER, BYLAWS OR INSTRUMENTS CORRESPONDING THERETO OR OTHER ACTIONS WHICH MAY IMPEDE THE ACQUISITION OF CONTROL OF THE ISSUER BY ANY PERSON;

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.


         (h) CAUSING A CLASS OF SECURITIES OF THE ISSUER TO BE DELISTED FROM A NATIONAL SECURITIES EXCHANGE OR TO CEASE TO BE AUTHORIZED TO BE QUOTED IN AN INTER-DEALER QUOTATION SYSTEM OF A REGISTERED NATIONAL SECURITIES ASSOCIATION;

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (i) A CLASS OF EQUITY SECURITIES OF THE ISSUER BECOMING ELIGIBLE FOR TERMINATION OF REGISTRATION PURSUANT TO SECTION 12(g)(4) OF THE ACT;

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (j)      ANY ACTION SIMILAR TO ANY OF THOSE ENUMERATED ABOVE.

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a)      AMOUNT OF SHARES OWNED

                  Remy Capital beneficially owns 6,029,524 shares of Common Stock of the Company (approximately 16% of the Company's outstanding shares). Remy Investors, which is the sole General Partner of Remy Capital and controls all investment activities of Remy Capital, is deemed to be the beneficial owner of all shares beneficially owned by Remy Capital. Mark S. Siegel is the sole shareholder of Remy Investors and is deemed to be the beneficial owner of all shares beneficially owned by Remy Investors. In addition, Mr. Siegel owns presently exercisable options to purchase 990,333 shares of Common Stock and, accordingly, is deemed to be the beneficial owner of an aggregate of 7,019,857 shares (approximately 18.8% of the Company's outstanding shares).

         (b)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      SOLE POWER TO VOTE OR DIRECT THE VOTE

                           Remy Capital:                6,029,524
                           Remy Investors:              6,029,524
                           Mark S. Siegel:              7,019,857

                  (ii)     SHARED POWER TO VOTE OR DIRECT THE VOTE

                           Remy Capital:                0
                           Remy Investors:              0
                           Mark S. Siegel:              0

                  (iii)    SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                           Remy Capital:                6,029,524
                           Remy Investors:              6,029,524
                           Mark S. Siegel:              7,019,857

                  (iv)     SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                           Remy Capital:                0
                           Remy Investors:              0
                           Mark S. Siegel:              0

         (c)      TRANSACTIONS IN THE REPORTED CLASS OF SECURITIES

                  On December 15, 2000, Remy Investors sold 132,000 options covering the right to purchase an equal number of shares of Common Stock of the Company, to Raymond James &

                  Associates, Inc., ("Raymond James"), pursuant to an Underwriting Agreement dated December 12, 2000, by and among Raymond James, the Company, Remy Investors and the other selling security holder named therein. Remy Investors sold the options to Raymond James for a price of $25.52 per option less the option exercise price of $0.95 per option, or a total of $3,243,240.00.

                  On December 22, 2000, Remy Capital sold 1,000,000 shares of Common Stock of the Company to CIBC World Markets Corp. ("CIBC"), pursuant to an Underwriting Agreement dated December 19, 2000, by and among Remy Capital, the Company and CIBC. Remy Capital sold the shares to CIBC for a price of $27.00 per share (subject to an upward adjustment depending upon the price at which CIBC sells the shares) or a total of $27,000,000.00.

         (d) - (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

                  No Change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  The following exhibits to this Schedule 13D are filed herewith or are incorporated by reference as indicated:

                  (1)*     Joint Acquisition Statement.

                  (2) Underwriting Agreement dated December 19, 2000, by and among Remy Capital Partners III, L.P., UTI Energy Corp. and CIBC World Markets Corp. (incorporated by reference to Exhibits 1.1 to UTI's Current Report on Form 8-K, dated December 19, 2000, filed with the Securities and Exchange Commission on December 20,
                           2000).

                  (3) Underwriting Agreement dated December 12, 2000, by and among Raymond James & Associates, Inc., UTI Energy Corp., Remy Investors and Consultants, Incorporated and Kenneth N. Berns (incorporated by reference to Exhibit 1.1 to UTI's Current Report on Form 8-K, dated December 13, 2000, filed with the Securities and Exchange Commission on December 14,
                           2000).

                  (4) Registration Rights Agreement dated March 25, 1994 between Bear Stearns and UTI Energy Corp., assigned on March 14, 1995 to Remy Capital (previously filed with initial filing of Schedule 13D).

                  (5) Stock Option Agreement entered into effective as of December 19, 1995, between Remy Investors and UTI Energy Corp. (previously filed with Amendment No. 1 to Schedule 13D).

                  (6) Form of Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to (i) the grant to Mr. Siegel of options to purchase 165,000 shares at $8.13 per share effective February 13, 1997, and
                           (ii) the grant to Mr. Siegel of options to purchase 135,000 shares at $20.00 per share effective July 27, 1997 (previously filed with Amendment No. 2 to
                           Schedule 13D).

                  (7)* Form of Amended and Restated Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant on August 12, 1998 to Mr. Siegel of repriced options to purchase 135,000 shares at $9.875 per share effective July 27, 1997.

                  (8)* Form of Amended and Restated Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant on August 12, 1998 to Mr. Siegel of repriced options to purchase 250,000 shares at $9.875 per share effective November 20, 1997.

                  (9)* Form of Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant to Mr. Siegel of options to purchase 90,000 shares at $9.8125 per share effective April 26, 1999.

                  (10) Underwriting Agreement dated September 30, 1997, by and among UTI Energy Corp., Prudential Securities Incorporated, Lehman Brothers Inc., Rauscher Pierce Refsnes, Inc. and Simmons & Company International, as representatives of the several underwriters named therein, and the selling stockholders named therein (previously filed with Amendment No. 3 to Schedule
                           13D).





------------------------
*Filed herewith.

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: December 28, 2000


                                    REMY CAPITAL PARTNERS, III, L.P.

                                    By:   Remy Investors and Consultants, Inc.

                                    Its:  General Partner


                                                     /S/ MARK S. SIEGEL
                                          --------------------------------------
                                                   Mark S. Siegel
                                                   President


                                    REMY INVESTORS AND CONSULTANTS, INC.


                                    By:             /S/ MARK S. SIEGEL
                                          --------------------------------------
                                                      Mark S. Siegel
                                                      President


                                                    /S/ MARK S. SIEGEL
                                          --------------------------------------
                                                      Mark S. Siegel

                                 EXHIBIT INDEX


                EXHIBIT
                NUMBER                       DESCRIPTION
                ------                       -----------

                  (1)*     Joint Acquisition Statement.

                  (2) Underwriting Agreement dated December 19, 2000, by and among Remy Capital Partners III, L.P., UTI Energy Corp. and CIBC World Markets Corp. (incorporated by reference to Exhibits 1.1 to UTI's Current Report on Form 8-K, dated December 19, 2000, filed with the Securities and Exchange Commission on December 20,
                           2000).

                  (3) Underwriting Agreement dated December 12, 2000, by and among Raymond James & Associates, Inc., UTI Energy Corp., Remy Investors and Consultants, Incorporated and Kenneth N. Berns (incorporated by reference to Exhibit 1.1 to UTI's Current Report on Form 8-K, dated December 13, 2000, filed with the Securities and Exchange Commission on December 14,
                           2000).

                  (4) Registration Rights Agreement dated March 25, 1994 between Bear Stearns and UTI Energy Corp., assigned on March 14, 1995 to Remy Capital (previously filed with initial filing of Schedule 13D).

                  (5) Stock Option Agreement entered into effective as of December 19, 1995, between Remy Investors and UTI Energy Corp. (previously filed with Amendment No. 1 to Schedule 13D).

                  (6) Form of Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to (i) the grant to Mr. Siegel of options to purchase 165,000 shares at $8.13 per share effective February 13, 1997, and
                           (ii) the grant to Mr. Siegel of options to purchase 135,000 shares at $20.00 per share effective July 27, 1997 (previously filed with Amendment No. 2 to
                           Schedule 13D).


                  (7)* Form of Amended and Restated Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant on August 12, 1998 to Mr. Siegel of repriced options to purchase 135,000 shares at $9.875 per share effective July 27, 1997.

                  (8)* Form of Amended and Restated Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant on August 12, 1998 to Mr. Siegel of repriced options to purchase 250,000 shares at $9.875 per share effective November 20, 1997.

                  (9)* Form of Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant to Mr. Siegel of options to purchase 90,000 shares at $9.8125 per share effective April 26, 1999.

                  (10) Underwriting Agreement dated September 30, 1997, by and among UTI Energy Corp., Prudential Securities Incorporated, Lehman Brothers Inc., Rauscher Pierce Refsnes, Inc. and Simmons & Company International, as representatives of the several underwriters named therein, and the selling stockholders named therein (previously filed with Amendment No. 3 to Schedule
                           13D).





------------------------
*Filed herewith.